EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended June 30, 2016, the Hood River Small-Cap Growth Fund decreased undistributed net investment loss by $293,210 and decreased paid-in capital by $293,210.

For the year ended June 30, 2016, the Mar Vista Strategic Growth Fund decreased undistributed net investment income by $10 and increased accumulated net realized gain by $10.

The reclassifications have no effect on net assets or net asset value per share.